SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

09046062

May 7, 2009

Our contact
Marianne Bergström

SEC
Mail Processing
Section

MAY 13 2009

Washington, DC
122

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published May 6, 2009.

Best regards,

Skanska AB

Marianne Bergström

SUPPL

Published	Item	Document name	Required by
May 6, 2009	Press Release	Three Month Report, January-March 2009	law and by the listing agreement with Stockholm Stock Exchange

dlw
5/18

SKANSKA

File Number 82-34932

Skanska AB

Mail	SE-169 83 Solna, Sweden
Street	Råsundavägen 2
Phone	+46 10 448 8900
Fax	+46 8 755 12 56
Websiteb	www.skanska.com
Reg. office	Solna
Corp. ID	556000-4615

Public company (publ)

PRESS RELEASE

May 6, 2009

8:00 a.m. CET

Three Month Report, January–March 2009

Group highlights

SEK M	Jan-Mar 2009	Jan-Mar 2008
Revenue	30,861	31,546
of which revenue from divestments of properties in Commercial Development	*451*	*263*
Operating income	675	1,080
of which gains from divestments of properties in Commercial Development	*166*	*85*
Income after financial items	618	1,220
Profit for the period	433	878
Earnings for the period per share after repurchases and conversion, SEK [1]	1.04	2.09
Earnings for the period per share after repurchases, conversion and dilution, SEK [2]	1.03	2.08
Capital employed, SEK bn	26.5	26.1
Equity, SEK bn	19.6	20.6
Interest-bearing net receivables (+)/net debt (-), SEK bn	7.3	11.7
Return on capital employed, % [3]	16.3	26.1
Return on equity, % [3]	13.9	22.3
Operating cash flow before taxes, financing operations and dividends	-1,120	-1,409
Order bookings, SEK bn [4]	24.1	34.3
Order backlog, SEK bn [4]	141.7	143.2

1 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases and conversion
2 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases, conversion and dilution
3 Rolling 12 months
4 Refers to Construction

January–March 2009 compared to January–March 2008

- Revenue amounted to SEK 30.9 (31.5) billion.
- Revenue in Construction was unchanged but decreased by 12 percent adjusted for currency rate effects.
- Operating income for the Group amounted to SEK 675 M (1,080). The comparative period in 2008 included realized development gains of SEK 643 M from the divestment of Ponte de Pedra.
- Operating income in Construction increased by 52 percent and amounted to SEK 735 M (482). Operating margin rose to 2.4 (1.6) percent.
- Income after financial items amounted to SEK 618 M (1,220).
- Profit for the period totaled SEK 433 M (878) and earnings per share amounted to SEK 1.04 (2.09).
- Operating cash flow before taxes, financing activities and dividends amounted to SEK -1,120 M (-1,409).
- Order bookings decreased by 30 percent and amounted to SEK 24.1 M (34.3). Adjusted for currency rate effects, order bookings decreased by 37 percent.
- Order backlog totaled SEK 141.7 (143.2) billion, equivalent to 12 (13) months of construction.

Comments from Skanska's President and CEO Johan Karlström:

- Most of Skanska's markets continued to be affected by the economic downturn and financial market turbulence. Order bookings fell by 30 percent during the quarter (37 percent in local currencies), a somewhat smaller downturn than the preliminary figures presented earlier. In light of the trend of order bookings, we are sticking to our view that the reduction in volume during 2009 will be about 10 percent in local currencies.
- The downturn in order bookings at Skanska's U.S. civil construction operations was due to postponements of projects to enable them to potentially qualify for funding from federal stimulus packages. We now foresee a clear increase in the flow of projects for these operations to bid on, and we thus expect a recovery in the order situation at these operations.
- Operating income in Construction increased by 52 percent compared to the corresponding period of last year, mainly because ongoing projects have developed well and that British operations are again profitable. Residential Development, however, reported a loss during the quarter due to lower sales volume and the fact that projects previously written down did not contribute to earnings.
- Just after the end of the quarter we sold one of our ongoing projects in Commercial Development. This shows that our continued focus on modern, purpose-built, energy-efficient premises in the right locations is appreciated by the investor market.
- The conditions for financing new public-private partnership (PPP) projects in Infrastructure Development have improved somewhat and we expect that we will shortly be able to bring the M25 highway project in London to financial close. The European Union's approval of permits for the A1 highway project in Poland is expected to be completed only in the second half.

Market outlook

Construction

In all our markets, the demand for building construction is continuing to weaken, both in residential and other private construction. Requests for new projects from private customers remain low as a proportion of overall building construction.

Civil construction markets, where the public sector represents a significantly higher proportion of total volume, have also been adversely affected because these customers foresee declining tax revenue. The large government stimulus packages that have been announced are expected to eventually have a positive impact on civil construction markets, especially in the U.S. In the short term, however, their effect on order bookings has been the opposite, because already approved projects are being held back while awaiting the possibility of obtaining government stimulus funds.

Residential Development

After last autumn's sharp deterioration, housing markets have recovered to some extent in Sweden and Norway, where the number of units sold has increased and prices have stabilized. One strong contributing factor behind this is sharply lower interest rates. In Finland, however, the market remains very weak, and in the Czech Republic and Slovakia the slowdown is significant. If the pace of sales in Norway and Sweden continues at the same level as during the first quarter, we will probably start new projects in these markets beginning in the second quarter.

Commercial Development

Vacancy rates in modern properties in the Nordic and Central European office markets are increasing. Demand for high-volume retail space is weak. Property investors have increased their yield requirements, and investors are significantly more selective in choosing properties to invest in. Modern green properties in good locations with creditworthy tenants on long-term leases are expected to be the properties that investors are primarily interested in.

Infrastructure Development

The volume of public-private partnership (PPP) projects in the United Kingdom is still significant. In other European markets, the supply of projects is more limited, although there is an interest in PPP solutions in Skanska's Central European markets. The turbulence in financial markets has made financing more expensive and has led to delays in arranging it for new projects.

Order bookings and backlog in Construction, SEK bn



175.0
150.0
125.0
100.0
75.0
50.0
25.0
0.0
Q1 07
Q2 07
Q3 07
Q4 07
Q1 08
Q2 08
Q3 08
Q4 08
Q1 09
Order backlog
Order bookings per quarter
Order bookings, rolling 12 month basis
Revenue, rolling 12 month basis

Order bookings

Order bookings decreased by 30 percent compared to the same period of last year, totaling SEK 24.1 (34.3) billion. Adjusted for currency rate effects, order bookings decreased by 37 percent. Order bookings were 21 (+12) percent lower than revenue during the period. During the comparative period, Skanska USA Civil signed a contract for construction of a clean water treatment plant in Westchester County, New York, of Skanska's share was SEK 3.5 billion, and Skanska UK signed a contract worth about SEK 1.8 billion to construct the St. Botolphs office building in London. Of the 30 percent decrease in order bookings, an amount equivalent to 14 percent of the year-earlier total – or about SEK 4.7 billion – was attributable to Skanska USA Civil, where there are clear signs that tendering activity will increase during the remainder of 2009.

During the first quarter, Skanska Sweden was contracted to build the Värtan interchange, part of the Norra Länken (Northern Link) highway bypass in Stockholm. The contract amounts to SEK 870 M. Skanska Sweden also concluded an agreement with the City of Malmö to construct a major port facility in Norra Hamnen (North Harbor), Malmö, for SEK 840 M.

During the first quarter, Skanska USA Building was commissioned to provide construction management services for a hospital in Wilmington, Delaware. The contract amounts to about SEK 1.5 billion. During the quarter, Skanska USA Building was awarded the contract to construct a hospital in Hopewell, New Jersey, amounting to about SEK 1.2 billion. Skanska USA Building also secured a Design Build contract for a research laboratory in Texas. Skanska's share of the contract totaled about SEK 385 M.

During the first quarter, Skanska Czech Republic was contracted to build a new stretch of the R7 highway in that country, with Skanska's share of the contract totaling about SEK 610 M. The project is being financed through the national fund for transportation infrastructure. The same business unit was also contracted to construct part of the I11 highway near Ostrava in the northeastern Czech Republic. Skanska's share of the contract totaled about SEK 550 M. The project is being financed through the European Union and the European Investment Bank.

Order backlog

Order backlog decreased by 1 per cent and totaled SEK 141.7 (143.2) billion at the end of the first quarter. Adjusted for currency rate effects, it decreased by 15 percent. Order backlog was equivalent to about 12 (13) months of construction.

Revenue and earnings

Performance analysis

SEK M	Jan-Mar 2009	Jan-Mar 2008
Revenue		
Construction	30,406	30,521
Residential Development	1,453	1,965
Commercial Development	793	343
Infrastructure Development	12	15
Central and eliminations	-1,803	-1,298
Skanska Group	**30,861**	**31,546**
Operating income		
Construction	735	482
Residential Development	-11	151
Commercial Development[1]	153	38
Infrastructure Development	-62	581
Central	-143	-151
Eliminations[1]	3	-21
Operating income	**675**	**1,080**
Interest income	75	172
Financial net pension costs	-10	24
Interest expenses	-66	-58
Capitalized interest expenses	31	38
Net interest	*30*	*176*
Change in fair value	-34	-25
Other net financial items	-53	-11
Net financial items	**-57**	**140**
Income after financial items	**618**	**1,220**
Taxes	-185	-342
Profit for the period	**433**	**878**
Profit attributable to		
Equity holders	432	873
Non-controlling interests	1	5
Earnings for the period per share after repurchases and conversion, SEK [2]	1.04	2.09
Earnings for the period per share after repurchases, conversion and dilution, SEK [3]	1.03	2.08

1 Of which gains from divestments of commercial properties reported in:

Commercial Development	150	80
Eliminations	16	5

2 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases and conversion

3 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases, conversion and dilution

Revenue fell by 2 percent to SEK 30.9 (31.5) billion. Adjusted for currency rate effects, it decreased by 12 percent. Revenue of the Construction business stream was unchanged in Swedish kronor and decreased by 12 percent in local currencies.

Operating income amounted to SEK 675 M (1,080). Currency rate effects increased operating income by SEK 89 M.

In the Construction business stream, operating income increased by 52 percent and amounted to SEK 735 M (482). During the comparative period of 2008, Skanska carried out project writedowns in the United Kingdom totaling SEK 335 M. Operating margin increased to 2.4 (1.6) percent. Operating margin improved mainly at Skanska UK to 1.7 (-6.4) percent and at Skanska Finland to 2.8 (0.3) percent, mainly because of project writedowns during the comparative period. Skanska USA Building and Skanska USA Civil reported both higher operating income and higher operating margins. At Skanska Norway and Skanska Poland, operating margin rose but operating income fell due to lower volume. At Skanska Sweden, operating margin fell primarily because the comparative period included final settlement of a few projects with very good margins. Construction operations in the Czech Republic reported a negative margin, -2.7 (0.9) percent, mainly due to less favorable winter weather conditions in 2009 than in 2008.

In Residential Development, operating income totaled SEK -11 M (151). The operating margin in this business stream amounted to -0.8 (7.7) percent. The result was adversely affected by lower volume and the fact that the projects that had been written down in the fourth quarter of 2008 did not contribute appreciably to earnings. Sweden and the Czech Republic reported positive earnings, while other markets reported negative earnings. The weakest result was in Finland, mainly due to a large oversupply of unsold apartments in the Finnish housing market.

Operating income in Commercial Development totaled SEK 153 M (38). Operating income in the business stream included capital gains from property divestments amounting to SEK 150 M (80). Of this, SEK 140 M (54) was attributable to ongoing projects that were divested ahead of completion. For these projects, Skanska applied the percentage of completion method of accounting.

Operating income in the Infrastructure Development business stream totaled SEK -62 M (581). Earnings in the comparative period of 2008 included realized development gains totaling SEK 643 M from the sale of Skanska's stake in the Brazilian hydropower plant Ponte de Pedra.

Central expenses, including businesses that are under close-down (Denmark, Russia and International Projects) totaled SEK -143 M (-151).

Net interest income amounted to SEK 30 M (176). Capitalization of interest expenses in ongoing projects for Skanska's own account totaled SEK 31 M (38). The net change in the market value of financial instruments amounted to SEK -34 M (-25). Net interest income declined by SEK 146 M; compared to the fourth quarter of 2008, the decrease was SEK 15 M. The deterioration in net interest income was primarily due to lower interest income on financial assets, a decrease in net financial items on pension liabilities due to the increase in pension liabilities during 2008 and lower capitalized interest in ongoing projects. Other financial items totaled SEK -53 M (-11) and mainly consisted of currency rate differences.

Income after financial items amounted to SEK 618 M (1,220). Taxes for the period amounted to SEK -185 M (-342), equivalent to a tax rate of about 30 (28) percent. Profit for the period totaled SEK 433 M (878). Earnings per share for the period amounted to SEK 1.04 (2.09).

Investments and divestments

SEK M	Jan-Mar 2009	Jan-Mar 2008
Investments	-2,243	-3,190
Divestments	1,384	2,791
Net investments[1]	-859	-399

1 Of which strategic investments/divestments -1 -1

In the Construction business stream, investments totaled SEK -383 M (-521). This item was mainly related to investments in property, plant and equipment for Skanska's own construction and manufacturing. Net investments in Construction amounted to SEK -301 M (-169). During the period, depreciation of property, plant and equipment amounted to SEK -354 M (-301).

In Residential Development, investments totaled SEK -1,021 M (-1,129), of which approximately SEK -226 M was related to land acquisition equivalent to about 500 building rights. Of this SEK -226 M, SEK -206 M was related to an intra-Group purchase from Commercial Development. Net investments in Residential Development operations amounted to SEK -180 M (40).

In Commercial Development, investments decreased to SEK -1,010 M (-1,510). Of this, about SEK 100 M was related to investments in land. Divestments in the form of sale of completed properties, ongoing projects and shares totaled SEK 658 M (263). Of this SEK 658 M, SEK 206 M was related to an intra-Group sale to Residential Development. Net investments in Commercial Development amounted to SEK -352 M (-1,247).

Investments in Infrastructure Development amounted to SEK -30 M (-5) and divestments to SEK 0 M (1,096). During the comparative period, Skanska divested its stake in the Ponte de Pedra hydropower project. Net investments in Infrastructure Development totaled SEK -30 M (1,091).

The Group's total investments amounted to SEK -2,243 M (-3,190). Divestments totaled SEK 1,384 M (2,791) and the Group's net investments amounted to SEK -859 M (-399).

Operating cash flow and changes in interest-bearing net receivables

SEK M	Jan-Mar 2009	Jan-Mar 2008
Cash flow from business operations and net strategic investments by business stream		
Construction	-947	-871
Residential Development	54	-390
Commercial Development	-57	-1,095
Infrastructure Development	-46	1,038
Central and eliminations	-124	-91
Cash flow before taxes, financing operations and dividends	**-1,120**	**-1,409**
Taxes paid	-291	-386
Net interest items and other financial items	-7	138
Dividend etc.[1]	-5	-73
Cash flow before change in interest-bearing receivables and liabilities	**-1,423**	**-1,730**
Translation differences, net receivables/net debt	126	-316
Change in pension liability	-548	-823
Reclassification, interest-bearing net receivables/net debt	9	0
Other changes, interest-bearing net receivables/net debt	-74	-33
Change in interest-bearing net receivables	**-1,910**	**-2,902**

1 of which repurchases of shares	0	-63

Cash flow before taxes, financing operations and dividends amounted to SEK -1,120 M (-1,409).

In Construction, cash flow totaled SEK -947 M (-871). Cash flow is normally strongest in the fourth quarter due to settlement of projects and pre-payments for new projects. This is normally reversed to an outflow in the first quarter when Skanska makes corresponding settlements with its subcontractors and suppliers. In light of falling volume, cash flow from Construction is expected to be negative during 2009.

In Residential Development, cash flow amounted to SEK 54 M (-390). Lower investments resulted in stronger cash flow. In Commercial Development, cash flow from business operations totaled SEK -57 M (-1,095) as an effect of decreased net investments. In Infrastructure Development, cash flow amounted to SEK -46 M (1,038), where the strong cash flows in the comparative period were due to payment for the sale of Skanska's stake in the Ponte de Pedra hydropower plant in Brazil.

Taxes paid amounted to SEK -291 M (-386). Dividends, repurchases of shares and adjustments of non-controlling interests amounted to SEK -5 M (-73). Cash flow before changes in interest-bearing receivables and liabilities totaled SEK -1,423 M (-1,730). The change in pension liability in defined benefit plans amounted to SEK -548 M (-823). The change in interest-bearing receivables totaled SEK -1,910 M (-2,902).

Financial position

Skanska has a strong financial position, with interest-bearing net receivables of SEK 7.3 (9.2) billion and an unutilized long-term credit facility of SEK 8.3 billion which runs through June 2014. Interest-bearing loans plus interest-bearing pensions and provisions totaled SEK 7.0 (5.9) billion. Of this amount, "Interest-bearing pensions and provisions" totaled SEK 3.9 (3.2) billion.

At the end of the period, capital employed amounted to SEK 26.5 billion (December 31, 2008: 25.2).

The equity of the Group totaled SEK 19.6 billion (Dec 31, 2008: 19.2). The net debt/equity ratio amounted to -0.4 (Dec 31, 2008: -0.5), and the equity/assets ratio was 23.7 percent (Dec 31, 2008: 23.1).

Total assets in the consolidated statement of financial position amounted to SEK 82.6 billion (Dec 31, 2008: 83.5). Due to currency rate effects, total assets increased by SEK 2.4 billion.

The carrying amount of current-asset properties totaled SEK 19.6 billion (Dec 31, 2008: 18.6), of which Commercial Development current-asset properties accounted for SEK 10.1 billion (Dec 31, 2008: 9.6). See the table on page 19.

Surplus value in project development business streams about SEK 9.9 billion

The underlying assumptions that are used in the calculation of market values are based on the review of market values performed in conjunction with the annual financial statements dated December 31, 2008.

The appraisal of the market value of land in Residential Development showed surplus values of about SEK 1.0 billion.

The appraisal of market values in Commercial Development showed surplus values of about SEK 2.0 billion. For ongoing projects, Skanska reported accrued market value, which is defined as the carrying amount at the end of the year plus estimated surplus value upon completion multiplied by the degree of completion and the percentage of pre-leasing. See page 19 for details.

At the end of the period, the adjusted appraisal of market values in Infrastructure Development showed surplus values at the Group level of SEK 6.9 billion. See page 20 for more details.

Exchange rates for the most important currencies

	Average exchange rates		Exchange rates on the balance sheet date		
SEK	Jan-Mar 2009	Jan-Mar 2008	Mar 31 2009	Mar 31 2008	Dec 31 2007
U.S. dollar	8.39	6.28	8.23	5.94	7.72
British pound	12.05	12.41	11.81	11.80	11.19
Norwegian krone	1.22	1.18	1.23	1.17	1.11
Euro	10.95	9.40	10.98	9.39	10.94
Czech koruna	0.40	0.37	0.40	0.37	0.41
Polish zloty	2.44	2.63	2.34	2.66	2.63

Personnel

The average number of employees in the Group was 54,589 (57,700).

Parent Company

Net sales in the Parent Company during the period January-March were SEK 0 M (0). Operating income totaled SEK -105 M (-108). Income after financial items amounted to SEK -83 M (-98). The average number of employees in the Parent Company was 87 (80).

Accounting principles

For the Group, this interim report has been prepared in compliance with IAS 34, "Interim financial reporting," the Annual Accounts Act and Securities Market Act. For the Parent Company, the interim report has been prepared in compliance with the Annual Accounts Act and the Securities Market Act, which is pursuant to the Swedish Financial Reporting Board's Recommendation RFR 2.2. Aside from presentation changes in compliance with IAS 1, the accounting principles for the Parent Company and the Group are unchanged compared to the most recently published Annual Report. Figures in tables are rounded off. The introduction of IFRS 8 has not caused any change in the Group's segment reporting.

Transactions with related parties

No transactions between Skanska and related parties having an essential effect on the Company's position and earnings have taken place.

Essential risks and uncertainty factors

The construction business is largely about risk management. Practically every project is unique. Size, shape, environment – everything varies for each new assignment. The construction industry varies in this way from typical manufacturing that operates in permanent facilities with long production runs.

In Skanska's operations there are many types of contractual mechanisms. The degree of risks associated with prices of goods and services varies greatly, depending on the contract type. Sharp increases in prices of materials may pose a risk, especially in long projects with fixed-price commitments. Shortages of human resources as well as certain input goods may potentially have an adverse impact on operations. Delays in the design phase or changes in design are other circumstances that may adversely affect projects.

To ensure a systematic and uniform assessment of construction projects, Skanska uses a common model for identifying and managing risks throughout the Group. With the help of this model, Skanska evaluates construction projects continuously, from tender preparations to completion of the assignment, with regard to technical, legal and financial risks.

The turmoil currently prevailing in the financial markets may have adverse consequences, for example in those cases where Skanska's customers experience difficulties in obtaining loan financing for their projects and must therefore postpone investments. Some of Skanska's counterparties – for example customers, subcontractors or suppliers – may find it difficult to live up to their contractual obligations. Skanska carries out continuous assessments of counterparty risks in order to be prepared for this.

For further information about risks and a description of key estimates and judgments, see the Report of the Directors and Notes 2 and 6 in the Annual Report for 2008 as well as the above section on the market outlook.

Other matters

Repurchases of shares

At the meeting on May 5, the Board of Directors decided to exercise its authorization by the Annual Shareholders' Meeting to repurchase shares on the following conditions. On one or more occasions, however not longer than until the 2010 Annual Shareholders' Meeting, a maximum of 4,500,000 Series B shares in Skanska may be acquired for securing delivery of shares to participants in the in the Skanska Employee Ownership Program. Acquisitions may only be made on the NASDAQ OMX Stockholm Exchange at a price within the applicable range of prices at any given time, meaning the interval between the highest purchase price and lowest selling price.

Events after the end of the report period

Property divestments during the second quarter

As of today (May 6), during the second quarter of 2009 Skanska has divested an ongoing office project in Sundbyberg, Sweden for SEK 400 M. The development gain will be recognized as the project is completed.

Financial reports related to 2009

Skanska's interim reports as well as the Year-end Report are available for downloading on Skanska's website, www.skanska.com, and can also be ordered from Skanska AB, Investor Relations.

The Group's reports during the 2009 financial year will be published on the following dates:

July 23	Six Month Report
November 5	Nine Month Report

Solna, May 6, 2009

JOHAN KARLSTRÖM

President and CEO

This interim report has not been subjected to a review by the Company's auditors.

The Skanska Group

Summary statement of comprehensive income

SEK M	Jan-Mar 2009	Jan-Mar 2008	Apr 2008-Mar 2009	Jan-Dec 2008
Revenue	30,861	31,546	142,989	143,674
Cost of sales	-28,178	-29,179	-130,531	-131,532
Gross income	**2,683**	**2,367**	**12,458**	**12,142**
Selling and administrative expenses	-2,039	-1,970	-9,001	-8,932
Income from joint ventures and associated companies	31	683	224	876
Operating income	**675**	**1,080**	**3,681**	**4,086**
Financial income	75	184	427	536
Financial expenses	-132	-44	-300	-212
Net financial items	**-57**	**140**	**127**	**324**
Income after financial items	**618**	**1,220**	**3,808**	**4,410**
Taxes	-185	-342	-1,096	-1,253
Profit for the period	**433**	**878**	**2,712**	**3,157**
Other comprehensive income for the period				
Translation differences, non-controlling interests	580	-340	2,631	1,711
Translation differences, non-controlling interests	-3	4	16	23
Hedging of exchange rate risk in foreign operations	-236	155	-769	-378
Effects of actuarial gains and losses on pensions	-607	-930	-2,420	-2,743
Effects of cash flow hedges	-33	-7	-247	-221
Tax attributable to other comprehensive inomce	177	264	662	749
Other comprehensive income for the period	**-122**	**-854**	**-127**	**-859**
Total comprehensive income for the period	**311**	**24**	**2,585**	**2,298**
Profit attributable to:				
Equity holders	432	873	2,661	3,102
Non-controlling interests	1	5	51	55
Total comprehensive income attributable to				
Equity holders	313	15	2,518	2,220
Non-controlling interests	-2	9	67	78
Earnings per share after repurchases and conversion, SEK [1]	1.04	2.09	6.39	7.44
Earnings per share after repurchases, conversion and dilution, SEK [2]	1.03	2.08	6.37	7.42

1 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases and conversion

2 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases, conversion and dilution

Summary statement of financial position

SEK M	Mar 31 2009	Mar 31 2008	Dec 31 2008
ASSETS			
Non-current assets			
Property, plant and equipment	6,954	5,850	6,919
Goodwill	4,690	4,407	4,442
Intangible assets	873	652	804
Investments in joint ventures and associated companies	1,649	1,621	1,512
Financial non-current assets [1]	366	573	309
Deferred tax assets	1,888	938	1,970
Total non-current assets	**16,420**	**14,041**	**15,956**
Current assets			
Current-asset properties [3]	19,565	14,697	18,568
Inventories	1,052	722	901
Financial current assets [2]	8,433	6,128	7,285
Tax assets	675	656	812
Gross amount due from customers for contract work	6,928	6,327	6,087
Trade and other receivables	23,726	24,271	25,988
Cash equivalents	26	1,831	0
Cash	5,789	8,957	7,881
Total current assets	**66,194**	**63,589**	**67,522**
TOTAL ASSETS	**82,614**	**77,630**	**83,478**
of which interest-bearing non-current assets	*303*	*504*	*245*
of which other interest-bearing current assets	*13,972*	*16,675*	*14,890*
Total interest-bearing assets	*14,275*	*17,179*	*15,135*
EQUITY			
Equity attributable to equity holders [4]	19,408	20,480	19,071
Non-controlling interests	171	148	178
Total equity	**19,579**	**20,628**	**19,249**
LIABILITIES			
Non-current liabilities			
Financial non-current liabilities	1,106	936	1,077
Pensions	3,795	1,886	3,100
Deferred tax liabilities	1,530	1,986	1,760
Non-current provisions	49	58	86
Total non-current liabilities	**6,480**	**4,866**	**6,023**
Current liabilities			
Financial current liabilities [2]	2,443	2,763	2,081
Tax liabilities	556	956	864
Current provisions	4,744	3,783	4,908
Gross amount due to customers for contract work	17,593	14,750	17,050
Trade and other payables	31,219	29,884	33,303
Total current liabilities	**56,555**	**52,136**	**58,206**
TOTAL EQUITY AND LIABILITIES	**82,614**	**77,630**	**83,478**
of which interest-bearing financial liabilities	*3,055*	*3,502*	*2,699*
of which interest-bearing pensions and provisions	*3,900*	*1,998*	*3,206*
Total interest-bearing liabilities	*6,955*	*5,500*	*5,905*

1 of which shares	63	69	64

4 Items regarding non-interest-bearing unrealized changes in derivatives/financial instruments are included in the following amounts:

Financial current assets	276	241	276
Financial current liabilities	495	198	459

3 Current-asset properties			
Commercial Development	10,096	7,481	9,590
Other commercial properties	1,341	784	1,245
Residential Development	8,128	6,432	7,733
	19,565	14,697	18,568

4 The dividend of SEK 2,185 M approved by the Annual Shareholders' Meeting was distributed on April 16, 2009

Note, Contingent liabilities

Contingent liabilities amounted to SEK 7.0 bn on Mar 31, 2009 (Dec 31, 2008: 7.6). During the period contingent liabilities decreased by SEK 0.6 bn.

Summary statement of changes in equity

SEK M	Jan-Mar 2009	Jan-Mar 2008	Apr 2008-Mar 2009	Jan-Dec 2008
Opening balance	19,249	20,724	20,628	20,724
of which non-controlling interests	*178*	*210*	*148*	*210*
Dividend to shareholders	0	0	-3,448	-3,448
Dividiend to non-controlling interests	-5	0	-50	-45
Effects of equity-settled share-based payments	24	14	66	56
Repurchase of shares	0	-63	-208	-271
Other transfers of assets recognized directly in equity	0	-71	6	-65
Total comprehensive income attributable to				
Equity holders	313	15	2,518	2,220
Non-controlling interests	-2	9	67	78
Closing balance	**19,579**	**20,628**	**19,579**	**19,249**
of which non-controlling interests	*171*	*148*	*171*	*178*

Summary cash flow statement

SEK M	Jan-Mar 2009	Jan-Mar 2008	Apr 2008-Mar 2009	Jan-Dec 2008
Cash flow from operating activities	-1,143	-2,541	1,952	554
Cash flow from investing activities	-1,259	-573	-2,604	-1,918
Cash flow from financing activities	114	-82	-5,380	-5,576
Cash flow for the period	**-2,288**	**-3,196**	**-6,032**	**-6,940**

Group net investments

SEK M	Jan-Mar 2009	Jan-Mar 2008	Apr 2008-Mar 2009	Jan-Dec 2008
OPERATIONS - INVESTMENTS				
Intangible assets	-18	-11	-86	-79
Property, plant and equipment	-275	-396	-2,021	-2,142
Assets in Infrastructure Development	-30	-5	-421	-396
Shares and participations	1	-3	-3	-7
Current-asset properties	-1,920	-2,770	-9,703	-10,553
of which Residential Development	*-815*	*-1,151*	*-3,997*	*-4,333*
of which Commercial Development	*-1,010*	*-1,508*	*-5,055*	*-5,553*
of which other commercial properties	*-95*	*-111*	*-651*	*-667*
Investments	**-2,242**	**-3,185**	**-12,234**	**-13,177**
OPERATIONS - DIVESTMENTS				
Intangible assets	0	1	0	1
Property, plant and equipment	50	208	479	637
Assets in Infrastructure Development	0	988	295	1,283
Shares and participations	0	13	26	39
Current-asset properties	1,334	1,577	7,344	7,587
of which Residential Development	*850*	*1,173*	*3,336*	*3,659*
of which Commercial Development	*451*	*263*	*3,725*	*3,537*
of which other commercial properties	*33*	*141*	*283*	*391*
Divestments	**1,384**	**2,787**	**8,144**	**9,547**
Net investments in operations[1]	**-858**	**-398**	**-4,090**	**-3,630**
STRATEGIC INVESTMENTS				
Businesses	-1	-5	-1	-5
Strategic investments	**-1**	**-5**	**-1**	**-5**
STRATEGIC DIVESTMENTS				
Businesses	0	4	-2	2
Strategic divestments	**0**	**4**	**-2**	**2**
Net strategic investments[1]	**-1**	**-1**	**-3**	**-3**
TOTAL NET INVESTMENTS[1]	**-859**	**-399**	**-4,093**	**-3,633**
Depreciation, non-current assets	-368	-309	-1,442	-1,383

1 (+) divestments, (-) investments

Consolidated operating cash flow statement

SEK M	Jan-Mar 2009	Jan-Mar 2008	Apr 2008-Mar 2009	Jan-Dec 2008
Cash flow from business operations before change in working capital	844	307	3,693	3,156
Change in working capital	-1,014	-1,180	2,045	1,879
Net investments in business operations	-858	-398	-4,090	-3,630
Cash flow adjustment, net investments	-91	-137	66	20
Taxes paid in business operations	-302	-345	-1,745	-1,788
Cash flow from business operations	**-1,421**	**-1,753**	**-31**	**-363**
Net interest items and other net financial items	-7	138	315	460
Taxes paid in financing operations	11	-41	-86	-138
Cash flow from financing operations	**4**	**97**	**229**	**322**
CASH FLOW FROM OPERATIONS	**-1,417**	**-1,656**	**198**	**-41**
Net strategic investments	-1	-1	-3	-3
Taxes paid on strategic divestments	0	0	0	0
Cash flow from strategic investments	**-1**	**-1**	**-3**	**-3**
Dividend etc. [1]	-5	-73	-3,699	-3,767
CASH FLOW BEFORE CHANGE IN INTEREST-BEARING RECEIVABLES AND LIABILITIES	**-1,423**	**-1,730**	**-3,504**	**-3,811**
Change in interest-bearing receivables and liabilities	-865	-1,466	-2,528	-3,129
CASH FLOW FOR THE PERIOD	**-2,288**	**-3,196**	**-6,032**	**-6,940**
Cash and cash equivalents at the beginning of the period	7,881	14,209	10,788	14,209
Exchange rate differences in cash and cash equivalents	222	-225	1,059	612
Cash and cash equivalents at the end of the period	**5,815**	**10,788**	**5,815**	**7,881**
Change in interest-bearing net receivables/net debt	-1,910	-2,902	-4,359	-5,351
1 of which repurchases of shares	0	-63	-208	-271

Key ratios

SEK M	Jan-Mar 2009	Jan-Mar 2008	Apr 2008-Mar 2009	Jan-Dec 2008
Earnings per share after repurchases and conversion, SEK [1]	1.04	2.09	6.39	7.44
Earnings per share after repurchases, conversion and dilution, SEK [2]	1.03	2.08	6.37	7.42
Average number of shares outstanding after repurchases and conversion [3]	416,386,381	418,505,957	416,386,381	416,985,073
Average number of shares outstanding after repurchases, conversion and dilution [3]	417,407,363	419,023,144	417,407,363	417,851,397
Average dilution, percent [3]	0.24	0.12		0.21
Depreciation , non-current assets	-368	-309	-1,442	-1,383
Impairment loss, goodwill	0	0	0	0
Return on capital employed, % [3]	16.3	26.1		18.3
Return on equity, % [3]	13.9	22.3		15.9
Average number of employees	54,589	57,700		57,815
Order bookings [4]	24,112	34,272	116,364	126,524

1 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases and conversion
2 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases, conversion and dilution
3 Rolling 12 months
4 Refers to Construction

SEK M	Mar 31 2009	Mar 31 2008	Dec 31 2008
Capital employed, closing balance	26,534	26,128	25,154
Capital employed, average	25,166	24,342	25,165
Equity/assets ratio, %	23.7	26.6	23.1
Interest-bearing net receivables (+)/net debt (-)	7,320	11,679	9,230
Debt/equity ratio	-0.4	-0.6	-0.5
Order backlog [4 above]	141,717	143,211	142,402
Number of shares, at balance sheet date	423,053,072	423,053,072	423,053,072.00
of which Series A and Series B shares	419,113,072	418,553,072	418,553,072
of which Series D shares (without right to dividend, in Skanska's own custody) [5]	3,940,000.0	4,500,000.0	4,500,000
Average price, repurchased shares	96.97	114.54	96.97
Number of Series B shares repurchased	2,795,000	550,000	2,795,000
Number of shares in Skanska's own custody	2,960,850	0	2,793,162
Number of shares outstanding after repurchases and conversion	416,152,222	418,003,072	415,759,910
and dilution	417,376,509	418,661,966	417,027,688

5 During the period 560 000 of shares Series D have been converted to shares of Series B.

Equity and adjusted equity

	Mar 31 2009	Mar 31 2008
Equity attributable to equity holders	19,408	20,480
Unrealized surplus land value in Residential Development	1,000	1,000
Unrealized Commercial Development gains	2,042	2,199
Unrealized Infrastructure Development gains	7,200	6,300
Less 10 percent standard corporate tax	-1,024	-950
Adjusted equity	28,626	29,029
Equity per share, SEK	46.64	48.99
Adjusted equity per share, SEK	68.79	69.45

Operating segments

Skanska's business streams are reported as operating segments: Construction, Residential Development, Commercial Development and Infrastructure Development.

These business streams coincide with Skanska's operational organization and the way in which the Senior Executive Team monitors Group operations. The Senior Executive Team also constitutes Skanska's "chief operating decision maker".

Each operating segment carries out distinct types of operations with different risks. The Construction segment includes both building and civil construction.

Residential Development develops residential projects for immediate sale. Housing units are adapted to selected customer categories. Its units are responsible for planning and selling the projects. The construction assignments are performed by construction units in Skanska's Construction business stream in each respective market.

Commercial Development initiates, develops, leases and divests commercial real estate projects. Its project development focuses on office space, retail and logistics properties located in Stockholm, Gothenburg, the Öresund region, Helsinki, Prague, Ostrava, Budapest, Warsaw and some regional centers in Poland. The construction assignments are performed in most markets by Skanska's Construction segment.

Infrastructure Development specializes in identifying, developing and investing in privately financed infrastructure projects, for example roads, hospitals and power generating plants. The business stream focuses on creating new project opportunities primarily in those markets where the Group has operations. The construction assignments are performed in most markets by Skanska's construction units.

Intra-Group pricing between the operating segments occurs on market conditions.

There are no assets in the operating segments that are affected by material changes, compared to the latest Annual Report. Their accounting principles coincide with those of the consolidated financial statements.

Revenue and operating income

	External revenue		Inernal revenue		Total revenue		Operating income	
Mkr	Jan-Mar 2009	Jan-Mar 2008	Jan-Mar 2009	Jan-Mar 2008	Jan-Mar 2009	Jan-Mar 2008	Jan-Mar 2009	Jan-Mar 2008
Construction [1]	28,805	28,978	1,601	1,543	30,406	30,521	735	482
Residential Development	1,408	1,965	45	0	1,453	1,965	-11	151
Commercial Development	587	343	206	0	793	343	153	38
Infrastructure Development	12	15	0	0	12	15	-62	581
Total operating streams	30,812	31,301	1,852	1,543	32,664	32,844	815	1,252
Central	49	245	33	90	82	335	-143	-151
Eliminations	0	0	-1,885	-1,633	-1,885	-1,633	3	-21
Total Group	30,861	31,546	0	0	30,861	31,546	675	1,080

1) of which external revenue from joint ventures in Infrastructure Development SEK 1 195 M (1 423)

Summary income statement, Parent Company

SEK M	Jan-Mar 2009	Jan-Mar 2008	Apr 2008-Mar 2009	Jan-Dec 2008
Net sales	0	0	360	360
Cost of sales and selling and administrative expenses	-105	-108	-656	-659
Operating income	**-105**	**-108**	**-296**	**-299**
Net financial items	-7	-27	3,429	3,409
Income after financial items	**-112**	**-135**	**3,133**	**3,110**
Taxes	29	37	-91	-83
Profit for the period	**-83**	**-98**	**3,042**	**3,027**

Summary balance sheet, Parent Company

SEK M	Mar 31 2009	Mar 31 2008	Dec 31 2008
ASSETS			
Intangible non-current assets	12	14	13
Property, plant and equipment	2	2	2
Financial non-current assets [1]	14,897	11,417	14,889
Total non-current assets	**14,911**	**11,433**	**14,904**
Current receivables	95	99	118
Total current assets	**95**	**99**	**118**
TOTAL ASSETS	**15,006**	**11,532**	**15,022**
EQUITY AND LIABILITIES			
Equity	7,283	7,886	7,365
Provisions	199	176	197
Non-current interest-bearing liabilities [1]	7,442	3,396	7,366
Current liabilities	82	74	94
TOTAL EQUITY AND LIABILITIES	**15,006**	**11,532**	**15,022**
Average number of employees	87	80	87

1 Of these amounts, SEK 4,208 M (Dec 31, 2008: 4,203) were intra-Group receivables and SEK 7,442 M (Dec 31, 2008: 7,366) intra-Group liabilities.

Note, Assets pledged and contingent liabilities

The Parent Company's contingent liabilities totaled SEK 92.3 bn (Dec 31, 2008: 91.9), of which SEK 84.9 bn (Dec 31, 2008: 85.0) was related to obligations on behalf of Group companies. Other obligations, SEK 7.4 bn (Dec 31 2008: 6.9), were related to commitments to outside parties. Assets pledged totaled SEK 67 M (Dec 31 2008: 67)

Additional information

Business streams

Construction

SEK M	Jan-Mar 2009	Jan-Mar 2008	Apr 2008-Mar 2009	Jan-Dec 2008
Revenue	30,406	30,521	139,383	139,498
Gross income	**2,381**	**2,006**	**10,902**	**10,527**
Selling and administrative expenses	-1,652	-1,537	-6,914	-6,799
Income from joint ventures and associated companies	6	13	26	33
Operating income	**735**	**482**	**4,014**	**3,761**
Investments	-383	-521	-2,759	-2,897
Divestments	82	352	772	1,042
Net investments	**-301**	**-169**	**-1,987**	**-1,855**
Cash flow from operations before investments and change in working capital	1,109	736	5,308	4,935
Change in working capital	-1,693	-1,260	2,267	2,700
Net investments in operations	-300	-168	-1,986	-1,854
Cash flow adjustment, net investments	-62	-178	250	134
Operating cash flow from business operations [1]	-946	-870	5,839	5,915
Net strategic investments	-1	-1	-1	-1
Cash flow	**-947**	**-871**	**5,838**	**5,914**
Gross margin, %	7.8	6.6	7.8	7.5
Selling and administrative expenses, %	-5.4	-5.0	-5.0	-4.9
Operating margin %	2.4	1.6	2.9	2.7
Capital employed, SEK bn	1.8	1.9		0.0
Order bookings, SEK bn	24.1	34.3	116.3	126.5
Order backlog, SEK bn	141.7	143.2		142.4
Employees	53,250	56,376		56,482

1 Before taxes, financing operations and dividends

Residential Development

SEK M	Jan-Mar 2009	Jan-Mar 2008	Apr 2008-Mar 2009	Jan-Dec 2008
Revenue	1,453	1,965	5,938	6,450
Gross income	**129**	**326**	**282**	**479**
Selling and administrative expenses	-140	-175	-696	-731
Income from joint ventures and associated companies	0	0	75	75
Operating income	**-11**	**151**	**-339**	**-177**
Investments	-1,021	-1,129	-4,195	-4,303
Divestments	841	1,169	3,304	3,632
Net investments	**-180**	**40**	**-891**	**-671**
Cash flow from operations before investments and change in working capital	-101	-136	-563	-598
Change in working capital	432	-116	148	-400
Net investments in operations	-180	40	-891	-671
Cash flow adjustment, net investments	-97	-178	7	-74
Operating cash flow from business operations [1]	54	-390	-1,299	-1,743
Net strategic investments	0	0	0	0
Cash flow	**54**	**-390**	**-1,299**	**-1,743**
Operating margin, %	neg	7.7	neg	neg
Capital employed, SEK bn	6.6	4.9		6.3
Return on capital employed (RoCE), % [2]	neg	12.6		neg
Employees	726	627		676

1 Before taxes, financing operations and dividends
2 Rolling 12 months

Commercial Development

SEK M	Jan-Mar 2009	Jan-Mar 2008	Apr 2008-Mar 2009	Jan-Dec 2008
Revenue [1]	793	343	4,411	3,961
Gross income	**227**	**105**	**1,414**	**1,292**
Selling and administrative expenses [2]	-73	-67	-311	-305
Income from joint ventures and associated companies	-1	0	-35	-34
Operating income	**153**	**38**	**1,068**	**953**
of which gain from divestments of properties [3]	150	80	1,253	1,183
of which operating net, completed properties [4]	62	24	153	115
of which write-downs/reversal of write-downs	0	0	-102	-102
Investments	-1,010	-1,510	-5,056	-5,556
Divestments	658	263	3,968	3,573
Net investments	**-352**	**-1,247**	**-1,088**	**-1,983**
Cash flow from operations before investments and change in working capital	7	-40	-45	-92
Change in working capital	220	-12	20	-212
Net investments in operations	-352	-1,247	-1,088	-1,983
Cash flow adjustment, net investments	68	204	-177	-41
Operating cash flow from business operations [5]	-57	-1,095	-1,290	-2,328
Net strategic investments	0	0	0	0
Cash flow	**-57**	**-1,095**	**-1,290**	**-2,328**
Capital employed, SEK bn	12.2	8.3		11.5
Return on capital employed (RoCE), % [6]	10.4	12.9		10.4
Employees	190	157		176

1 Of which SEK 206 M consisted of intra-Group property divestments				
2 Of which cost for development organization	-63	-57	-268	-262
3 Additional gain included in eliminations was	16	5	66	55
4 After selling and administrative expenses				
5 Before taxes, financing operations and dividends				
6 Rolling 12 months				

Infrastructure Development

SEK M	Jan-Mar 2009	Jan-Mar 2008	Apr 2008-Mar 2009	Jan-Dec 2008
Revenue	12	15	52	55
Gross income	**-44**	**-49**	**-179**	**-184**
Selling and administrative expenses	-40	-34	-208	-202
Income from joint ventures and associated companies	22	664	140	782
Operating income	**-62**	**581**	**-247**	**396**
of which gains from divestments of shares in projects [1]	0	643	41	684
Investments	-30	-5	-421	-396
Divestments	0	1,096	187	1,283
Net investments	**-30**	**1,091**	**-234**	**887**
Cash flow from operations before investments and change in working capital	-46	-56	-177	-187
Change in working capital	30	-12	91	49
Net investments in operations	-30	1,091	-234	887
Cash flow adjustment, net investments	0	15	-15	0
Operating cash flow from business operations [2]	-46	1,038	-335	749
Net strategic investments	0	0	0	0
Cash flow	**-46**	**1,038**	**-335**	**749**
Capital employed, SEK bn	2.0	3.0		1.8
Return on capital employed (RoCE), % [3]	neg	22.3		17.3
Employees	126	119		133

1 Additional gain included in eliminations was	0	2	0	2
2 Before taxes, financing operations and dividends				
3 Rolling 12 months				

Construction, by business/reporting unit

SEK M	Revenue Jan-Mar 2009	Jan-Mar 2008	Apr 2008-Mar 2009	Jan-Dec 2008
Sweden	6,069	6,836	29,497	30,264
Norway	2,663	3,152	12,856	13,345
Finland	1,624	1,844	9,183	9,403
Poland	697	1,073	7,243	7,619
Czech Republic	1,959	2,279	13,151	13,471
UK	4,256	4,501	17,663	17,908
USA Building	8,463	7,016	31,764	30,317
USA Civil	3,198	2,673	12,073	11,548
Latin America	1,477	1,147	5,953	5,623
Total	**30,406**	**30,521**	**139,383**	**139,498**

	Operating income				Operating margin, %			
SEK M	Jan-Mar 2009	Jan-Mar 2008	Apr 2008-Mar 2009	Jan-Dec 2008	Jan-Mar 2009	Jan-Mar 2008	Apr 2008-Mar 2009	Jan-Dec 2008
Sweden	171	331	1,436	1,596	2.8	4.8	4.9	5.3
Norway	85	95	399	409	3.2	3.0	3.1	3.1
Finland	45	6	62	23	2.8	0.3	0.7	0.2
Poland	32	36	407	411	4.6	3.4	5.6	5.4
Czech Republic	-52	21	303	376	neg	0.9	2.3	2.8
UK	73	-287	-163	-523	1.7	neg	neg	neg
USA Building	128	85	485	442	1.5	1.2	1.5	1.5
USA Civil	197	135	799	737	6.2	5.1	6.6	6.4
Latin America	56	60	286	290	3.8	5.2	4.8	5.2
Total	**735**	**482**	**4,014**	**3,761**	**2.4**	**1.6**	**2.9**	**2.7**

	Order backlog			Order bookings			
SEK M	Mar 31 2009	Mar 31 2008	Dec 31 2008	Jan-Mar 2009	Jan-Mar 2008	Apr 2008-Mar 2009	Jan-Dec 2008
Sweden	19,736	23,126	19,308	6,329	7,822	25,765	27,258
Norway	8,175	10,612	8,029	2,155	2,723	10,111	10,679
Finland	5,399	7,103	5,768	1,151	1,404	6,428	6,681
Poland	4,966	3,784	5,613	667	908	9,122	9,363
Czech Republic	14,289	14,209	14,555	2,115	4,016	12,244	14,145
UK	22,370	28,815	22,349	3,033	5,056	11,049	13,072
USA Building	33,901	28,094	32,879	7,291	5,931	27,407	26,047
USA Civil	29,005	23,357	29,535	669	5,397	8,955	13,683
Latin America	3,876	4,111	4,366	702	1,015	5,283	5,596
Total	**141,717**	**143,211**	**142,402**	**24,112**	**34,272**	**116,364**	**126,524**

Residential Development, by business/reporting unit

	Revenue				Operating income[1]			
SEK M	Jan-Mar 2009	Jan-Mar 2008	Apr 2008-Mar 2009	Jan-Dec 2008	Jan-Mar 2009	Jan-Mar 2008	Apr 2008-Mar 2009	Jan-Dec 2008
Sweden	825	893	3,136	3,204	21	78	162	219
Norway	202	457	680	935	-9	60	-98	-29
Denmark	44	84	231	271	-9	-23	-235	-249
Finland	134	220	780	866	-36	-6	-314	-284
Nordics	**1,205**	**1,654**	**4,827**	**5,276**	**-33**	**109**	**-485**	**-343**
Czech Republic	248	311	1,111	1,174	22	42	146	166
Total	**1,453**	**1,965**	**5,938**	**6,450**	**-11**	**151**	**-339**	**-177**

	Operating margin, %[1]				Return on capital employed		
	Jan-Mar 2009	Jan-Mar 2008	Apr 2008-Mar 2009	Jan-Dec 2008	Apr 2008-Mar 2009	Apr 2007-Mar 2008	Jan-Dec 2008
Sweden	2.5	8.7	5.2	6.8	13.1	41.4	20.6
Norway	neg	13.1	neg	neg	neg	7.4	neg
Denmark	neg	neg	neg	neg	neg	neg	neg
Finland	neg	neg	neg	neg	neg	7.2	neg
Nordics	**neg**	**6.6**	**neg**	**neg**	**neg**	**10.7**	**neg**
Czech Republic	8.9	13.5	13.1	14.1	21.7	49.3	33.5
Total	**neg**	**7.7**	**neg**	**neg**	**neg**	**12.6**	**neg**

1 Development gain only. Construction margin reported under Construction.

At the end of the first quarter, there were 4,461 (6,189) residential units under construction. Of these, 64 (72) percent were sold. The number of completed unsold residential units totaled 726 (277), of which 521 in Finland. During the period, construction started on 123 (979) units. In the Nordic countries, the number of residential units started was 122 (539) – of which all were in Sweden – while in the Czech Republic they totaled 1 (440). The number of residential units sold during the period was 440 (838). In the Nordic countries, the number of units sold totaled 398 (521), while sales in the Czech Republic totaled 42 (317) units.

The carrying amount of current-asset properties in Residential Development totaled SEK 8.1 billion (Dec 31, 2008: 7.7). A breakdown of the carrying amount can be seen in the table below. The carrying amount of undeveloped land and development properties was SEK 6.1 billion. This was equivalent to building rights for about 22,100 residential units and about 2,300 building rights in associated companies. In addition, the business stream was entitled to purchase about 8,200 more building rights under certain conditions.

Breakdown of carrying amount, current-asset properties, March 31, 2009

SEK M	Residential Development	Commercial Development	Construction	Total
Completed projects	1,011	3,709	186	4,906
Ongoing projects	1,057	3,936	486	5,479
Undeveloped land and development properties	6,060	2,451	669	9,180
Total	**8,128**	**10,096**	**1,341**	**19,565**

Commercial Development

SEK M	Carrying amount, end of period	Carrying amount upon completion	Market value	Occupancy rate, %	Degree of completion, %
Completed projects	3,709	3,709	4,988	90	100
Undeveloped land and development properties	2,451	2,451	2,696		
Subtotal	**6,160**	**6,160**	**7,684**		
Ongoing projects	3,936	5,624	4,454 [1]	79	72
Total	**10,096**	**11,784**	**12,138**		

Value creation in Commercial Development	Jan-Mar 2009	Jan-Mar 2008
Accrued development profit	214	451
Cost of development organization	-63	-57
Total	**151**	**394**

1 Market value refers to accrued market value

Commercial Development has 18 projects underway, 15 of them in the Nordic countries. Ongoing projects represented leasable space of about 256,000 sq. m (2.76 million sq. ft.) and had an occupancy rate of 79 percent, measured in rent. At the end of the period, the carrying amount for ongoing projects was SEK 3.9 billion (Dec 31, 2008: 3.3). Their carrying amount upon completion is expected to total SEK 5.6 billion, with an estimated market value of SEK 6.5 billion, of which SEK 4.5 billion was accrued at the end of the period. The degree of completion in ongoing projects was about 72 percent.

The carrying amount of Skanska's portfolio of completed projects amounted to SEK 3.7 billion (Dec 31, 2008: 3.8), with an estimated market value, based on an appraisal dated December 2008, of SEK 5.0 billion (Dec 31, 2008: 5.1). The occupancy rate, measured in rent, amounted to 90 percent (Dec 31, 2008: 94).

The carrying amount of Skanska's undeveloped land and development properties (building rights) totaled about SEK 2.5 billion (Dec 31, 2008: 2.5), with an estimated market value of SEK 2.7 billion.

Value creation, which is defined as accrued development gains minus the cost of the project development organization, amounted to SEK 703 M (839) during the twelve month period April 2008 – March 2009.

At year-end, accumulated eliminations of intra-Group project gains amounted to SEK 300 M (Dec 31, 2008: 294). These eliminations are reversed as each respective project is divested.

Infrastructure Development

SEK bn	Mar 31 2009	Dec 31 2008
Present value of cash flow from projects	9.7	8.4
Present value of remaining investments	-0.6	-0.6
Net present value of projects	**9.1**	**7.8**
Carrying amount	-2.2	-2.0
Unrealized development gain Skanska ID	**6.9**	**5.8**
Group eliminations	0.3	0.2
Unrealized development gain, Group	**7.2**	**6.0**

At the end of the period, the carrying amount of shares, participations, subordinated receivables and concessions in Infrastructure Development totaled about SEK 2.2 billion (Dec 31, 2008: 2.0). Remaining investment obligations related to ongoing Infrastructure Development projects nominally amounted to about SEK 0.8 billion (Dec 31, 2008: 0.7), with a present value of about SEK 0.6 billion (Dec 31, 2008: 0.6). At the Group level, Skanska eliminates gains from Construction equivalent to Skanska's ownership in projects. Altogether, these eliminations totaled about SEK 0.3 (0.2) billion at the end of the period. These eliminations are reversed as the asset is used up or as projects are divested. At the end of the period, unrealized development gains at the Group level totaled about SEK 7.2 (6.0) billion. The increase in unrealized development gains consisted mainly of positive currency rate effects.

Five-year Group financial summary

	Mar 31 2009	Mar 31 2008	Mar 31 2007	Mar 31 2006	Mar 31 2005
Revenue	30,861	31,546	28,520	26,803	25,484
Operating income	675	1,080	779	610	1,043
Profit for the period	433	878	605	494	810
Earnings per share after repurchases and conversion, SEK	1.04	2.09	1.43	1.18	1.93
Return on capital employed, %	16.3	26.1	23.0	21.1	23.6
Return on equity, %	13.9	22.3	20.4	21.2	22.1
Operating margin, %	2.2	3.4	2.7	2.3	4.1

For further information, please contact:

Hans Biörck, Executive Vice President and CFO, Skanska AB, tel +46 10 448 8832
Pontus Winqvist, Senior Vice President, Investor Relations, Skanska AB, tel +46 10 448 8851
Karin Lepasoon, Executive Vice President, Communications, Skanska AB, tel +46 10 448 8874
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 8838, cell phone +46 70 543 88 38

This report will also be presented at a combined press and telephone conference at 11.00 a.m. on May 6. To participate in the conference, please register via https://eventreg2.conferencing.com/webportal3/reg.html?Acc=084520&Conf=199003.

For seven working days after the conference, it will be possible to listen to a recording at telephone number +44 20 7031 4064, code 833824. The conference will take place at Light Factory, Nordic Light Hotel, Vasaplan 7 in Stockholm, Sweden.

This and previous releases can also be found at www.skanska.com
Skanska AB may be required to disclose the information provided herein pursuant to the Securities Market Act.